

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2011

<u>Via Facsimile</u>
Mr. Shmuel Dovid Hauck, President
Dolat Ventures, Inc.
545 Eighth Avenue, Suite 401
New York, NY 10018

      **Re:    Dolat Ventures, Inc.**
             **Item 4.01 Form 8-K**
             **Filed May 11, 2011**
             **Item 4.01 Form 8-K/A1**
             **Filed May 16, 2011**
             **File No. 001-34128**

Dear Mr. Hauck:

      We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Ethan Horowitz

                        Ethan Horowitz
                        Branch Chief

cc: Diane Dalmy (303) 988-6954 (facsimile)